Section 3. Code of Ethics and Personal Trading Policy

A. General Principles

     The Advisers Act imposes a fiduciary duty on investment advisers. As a fiduciary, Sanders Capital has a duty to exercise a high level of care and competency on behalf of each client; our fiduciary duty also requires us to act in good faith solely in the best interests of each of our clients. This fiduciary duty is the core principle underlying this Code of Ethics and Personal Trading Policy, and represents the expected basis of all dealings with our clients.

     These principles reflect our fiduciary duties to our clients and our obligations to adhere to the many laws that govern the operation of our business:

1.	The firm and the staff must place the interests of our clients ahead of the firm’s or any staff member’s personal investment interests;
2.	You must conduct your personal securities transactions and perform your job duties in keeping with this Code of Ethics and in a manner so as to avoid any actual or potential conflicts of interest or any abuse of your position of trust and responsibility;
3.	You must not take inappropriate advantage of your position with our firm to benefit yourself, your family, or any other person;
4.	You must comply with all applicable laws, rules and regulations, and make a good faith effort to comply with the spirit and intent of all such laws, rules and regulations; and
5.	You must comply with all other policies and procedures of our firm including those in this Manual and in our Employee Handbook.

     In this Code, we use the term “client” to mean all investment advisory and investment management clients of Sanders Capital, including any investment company or other collective investment vehicle for which we provide investment management services.

     Certain personal trading restrictions under this Code also apply to any other person whose investment decisions you control or influence or in whose investments you have a direct or indirect beneficial ownership. For example, you are generally considered to have a direct or indirect beneficial ownership of any security owned by your spouse, significant other,2 or other family member sharing your immediate household.3

2 Revised November 1, 2018

3 Beneficial ownership is interpreted in the same manner as in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934, Rule 16a-1.

B. Protection of Clients’ Material Nonpublic Information

     As more fully discussed within the Privacy Policy, staff are expected to exercise diligence and care in maintaining and protecting clients’ nonpublic, confidential information, including individual clients’ names or other personal identifying information such as addresses, social security numbers, and telephone numbers. Such information if to be kept in locked files and/or in computer files which are accessible only to staff who need access. Our policy is also not to disclose institutional clients’ names without their consent.4

     You are also expected to not divulge information regarding the firm’s investment transactions on behalf of clients or the holdings in any client’s account to anyone outside of the firm, except:

1.	As necessary to complete transactions or account changes (for example, communications with brokers and custodians);
2.	As necessary to maintain or service a client or his/her account (for example, communications with a client’s accountant, if authorized by the client);
3.	With various service providers providing administrative functions for the firm (such as its technology service provider), but only after it has entered into a contractual agreement that prohibits the service provider from disclosing or using confidential information except as necessary to carry out its assigned responsibilities;
4.	With the client’s written consent; or
5.	As required or permitted by applicable law.

C. Prohibition on Insider Trading

     The securities laws and our policies prohibit persons or entities from trading on inside information, in other words information that is “material” and “nonpublic.” These laws and our policies also prohibit informing others of inside information, commonly called “tipping”.

Information may be material and nonpublic if there is a substantial likelihood that a reasonable investor would consider the information important in making his or her investment decisions and the information is not generally available in the marketplace. The information may come from the company itself, or may come from other sources. Some common examples of information that might be considered material are information about a pending merger or acquisition, information about the resignation of a CEO, knowledge of a company’s earnings prior to its public announcement, and information about major natural resource discoveries. Such information may reasonably be expected to affect the market price of a security when disclosed.

     Neither the firm, on behalf of clients, nor the staff, in their Personal Accounts, are permitted to trade in a security of a company when in possession of inside information or inform others of this information except as provided below.

     If you believe you, or any other member of the staff, is in possession of inside information, or you have questions about whether you or another staff member may be in possession of insider information, you should follow these procedures:

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1.	Do not trade or recommend to others that they trade while you are in possession of the information.
2.	Immediately cease contact with the source of the information and consult with the General Counsel.
3.	Do not communicate the information to anyone else, including your supervisor, the Chief Investment Officers, research analysts, or anyone else inside or outside the firm.
4.	After the General Counsel has reviewed the information and whether it has been made public, she will instruct you whether to continue the prohibition on trading in the security and communicating with others, because she has determined that the information is inside information, or inform you that the information is not inside information and you are free of trading and communications restrictions. She may also take other steps as appropriate, including
Prohibiting all firm trading activity in the security.
Requesting the issuer or other appropriate parties to disseminate the information promptly to the public if the information is nonpublic.
Restricting access to all files, including computer files, containing material, nonpublic information.
Consulting with other senior members of the firm or outside counsel.

     In addition, the General Counsel will confidentially document the firm’s actions in addressing the material inside information.

     Trading on or communicating inside information to others may expose you to stringent penalties. Penalties may be imposed internally by the firm; additionally, if you trade on or communicate material, nonpublic information to others, you may be subject to legal penalties as well, including fines and jail sentences.

D. Expert Consulting Networks5

     The utilization of expert consulting networks within the financial services industry has resulted in allegations that some experts have transmitted material inside information to the firms that utilize them. Sanders Capital has developed the following policies to mitigate against this risk:

1.	Before the firm utilizes any expert consulting network, the General Counsel will review the compliance policies of the network and the contract that the network utilizes with its consultants to ensure that its procedures and policies around insider trading are robust.
2.	Research analysts must receive approval from a Chief Investment Officer to utilize a consultant from an approved network and to the scope of the inquiry with the consultant.
3.	The General Counsel should be consulted prior to any assignment that raises concerns that the consultation may give rise to the receipt of inside information. Any consultation with an expert who is currently employed at a company whose stock is publicly traded must be approved.

5 Added September 19, 2012; revised November 1, 2018

4.	No consultant who currently works at, or is an advisor to, a company in which the firm has investments or is considering an investment can be utilized; if the consultant has worked in such a company in the prior six months the consultation must be approved by the General Counsel.
5.	If practicable, two staff members (e.g., a research analyst and a CIO or two research analysts) will participate in each call or meeting with an expert consultant.
6.	The General Counsel may review notes taken by a research analyst during a consultation (if any) or the questions the analyst intends to discuss or has discussed with the expert.
7.	Policies surrounding the utilization of expert consulting networks will be reviewed during the staff annual compliance meeting.

If, despite these precautions, you believe a conversation with a consultant has resulted in your receipt of inside information, you should discuss this at once with the General Counsel and not with any other party within or outside the firm.

E. Personal Conduct

     As noted above, staff are expected to conduct themselves with the utmost integrity and to avoid any actual or perceived conflict with clients. In the interest of fulfilling this fiduciary responsibility, the firm has developed the following policies:

1.	Anti-bribery Policy[6]. Sanders Capital prohibits the staff and the firm from giving or being the recipient of any form of bribery. Bribery is the practice of offering something (usually but not always money) in order to gain an illicit advantage. It is also called graft. A number of laws, both US and foreign, have been adopted which impose criminal and other penalties for bribery -- for example, the Bribery Law in the United Kingdom (which extends to both commercial and governmental bribery) and the US Foreign Corrupt Practices Act (making it a US crime to bribe foreign public officials to obtain business or gain other advantage).
The so-called Pay-to-Play regulations adopted by the United States Securities and Exchange Commission ("SEC") and discussed below resulted from cases where advisers provided benefits (political contributions, jobs and other gratuities for families) to US state and local government officials in order to obtain governmental investment management mandates.
2.	Gift and Entertainment Policy and Reporting Procedures[7]. Staff are prohibited from receiving (or giving) any gift, gratuity, hospitality or other offering of more than a de minimis value (approximately $100 in any year) from (or to) any person or entity doing business or potentially doing business with Sanders Capital. This gift policy generally does not apply to reasonable business entertainment, such as a lunch or dinner, where the staff member is present and business issues are the primary purpose of the entertainment. In no event should staff give or receive a gift of cash or a cash equivalent (e.g., a gift certificate).
Golf outings, trips to Yankees or Mets games, and similar entertainments are also not permitted.

6 Added November 18, 2018

7 Revised August 24, 2011; September 19, 2012; November 1, 2018

Staff should generally refrain from attending broker meetings where meals or refreshments are provided. If that is not possible, e.g., when a broker meeting consists of a research conference and food is provided, staff should report the value of any meal or other refreshments (other than coffee or tea) as a gift or entertainment. If brokers or company management are attending meetings at the firm’s office, they should not cater food for the meeting; any food should be provided by Sanders. If you believe you need an exception, you should seek approval in advance.

Staff should be aware that certain clients, including public and private pension funds, domestic and foreign governmental entities, and others may have strict rules against receiving gifts and/or business entertainment of even de minimis value.

The following procedures should be followed for staff who propose to give or receive gifts or entertainment. This will help us document our compliance with both our anti-bribery and our gift and entertainment policy. In addition, we may be asked to provide such information to our ERISA clients to enable them to fulfill their reporting obligations under ERISA. These procedures are set forth below:

a)	Prior Approval
to accepting from, or giving any gift or entertainment to, an ERISA or client, you should pre-clear it with Compliance. You should also clear gifts or entertainment that raise issues of appropriateness.
b)	Reporting.
must promptly inform Compliance of any gifts (other than those of nominal value
e.g., a baseball cap, pen, or other token item) or entertainment offered to or received them in connection with their employment at Sanders Capital. An email notification the CCO is sufficient. In the email, you should provide the following information:
  The date of the gift or entertainment
  The name of the provider or recipient and its relationship to the firm (e.g., broker, client, potential client, service provider)
  The nature of the gift or entertainment (e.g., drinks, lunch), the purpose of any entertainment (e.g., discussed XYZ Company, and
  The approximate value of the gift or entertainment.

If a gift has been received that would violate the firm's gift policy, Compliance will require that it be returned or, if that is impractical for any reason, that it be donated to charity.

c)	Gift and Entertainment Record
Compliance will maintain a record of all gifts given or received.

If you have any questions or concerns related to an anticipated gift or entertainment, or about this policy, you should contact Compliance.
2.	Service as Director for an Outside Company. Staff are not permitted to serve as a director of any public company. If you wish to serve as a director of a private company (other than a nonprofit organization) you must obtain the approval of your supervisor and the General Counsel. In reviewing your request, they will determine whether such service is consistent with the interests of the firm and our clients.
3.	Outside Business Interests. Staff are expected to devote their full working time to the business of the firm. Any staff member wishing to engage in outside business activities must seek approval from his or her supervisor and the General Counsel, who will grant such permission only if such outside employment is deemed not to interfere with or conflict with the staff member’s duties to the firm or our clients.
4.	Charitable Contributions. Staff are prohibited from making charitable contributions for the purpose of obtaining or retaining advisory contracts with charitable organizations. In addition, staff are prohibited from considering the firm’s current or anticipated business relationships as a factor in soliciting charitable contributions.

F. Political Contributions; Solicitation of Government Business 8

     As noted above, staff and the firm are prohibited from making or soliciting political contributions for the purpose of influencing, obtaining or retaining advisory contracts with commercial or governmental entities, whether located in the US or other parts of the world. In the U.S., the SEC has adopted rules that impose severe penalties on advisory firms that make, or whose "covered associates" make, certain political contributions to the campaigns of US state and local government officials or candidates for such office. Certain state and local jurisdictions also have their own pay to play laws. These laws, in some cases, require registration of a staff member or the firm as a lobbyist. Other laws cover political contributions of family members. Staff who solicit state and local government business should confer with the General Counsel regarding the applicability of any local or state laws with respect to solicitation of business from such government entities.

     We have adopted "Pay to Play Policies", a copy of which is included as Appendix B, to comply with the SEC rules. Key requirements of our policies are summarized below:

1.	Staff members must pre-clear any political contribution to any state or local government official or any candidate for such a position with the General Counsel prior to making the contribution. Forms to obtain such approval can be obtained from the General Counsel.
2.	The General Counsel will determine whether the proposed direct or indirect (in the case of a PAC or political party) recipient is, or if elected would be, in a position to select or influence the selection of an advisor for a state or local government plan.

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3.	Contributions which must be pre-cleared include gifts of money, facilities, personnel, or other items of value to the state or local government official or candidate, or to a PAC or state or local political party.
4.	You are allowed to volunteer your time in a political campaign (but not your home for political meetings or other items of value).
5.	You cannot encourage others, including family members, to make contributions you cannot make.
6.	Certain de minimis contributions to officials or candidates who select or influence the appointment of advisors may be permitted by the General Counsel: $150 with respect to each election (primary and general) where the staff member cannot vote for the official or candidate, $350 dollars for each election where the staff member can vote for the official or candidate.
7.	Staff will be required to report quarterly on their contributions.
8.	The General Counsel will maintain the records required by the rule.

     Please consult Appendix B for further details. You can also address questions to the General Counsel.

G. Personal Trading Policy9

     Sanders Capital has determined that, given the size of the staff and the proximity within which we work, each of us is an “access person” of the firm. An access person is defined as a person who is involved in making decisions regarding the purchase or sale of securities in clients’ accounts or who has access to knowledge about the actual securities being purchased, sold or held in client accounts.

     Our obligations as fiduciaries require us in our professional endeavors to put the interests of our clients before our own personal investment interests. Our rules are designed to ensure that our research and investment decisions benefit clients’ accounts first and foremost and that our staff’s personal investments be made only if they do not negatively affect our clients’ interests and only after client interests are satisfied. We encourage you to meet your own investment needs by investing in accounts managed by the firm, open-end mutual funds, accounts managed by a fiduciary on a fully discretionary basis, or in other investments which do not raise potential conflicts.

     Our rules regarding personal trading by staff also apply to the accounts of your family members and significant others who live in the same household or other persons whose accounts you control or directly or indirectly influence (e.g., by making recommendations regarding securities to purchase, hold, or sell). All such accounts are considered “Personal Accounts” of yours.

     Our policies and procedures regarding trading in your Personal Accounts are more fully set forth in Appendix C. The following is a summary of the major requirements:

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1.	You must report all securities holdings in your Personal Accounts when you join the staff and make periodic reports thereafter.
2.	You must pre-clear transactions in your Personal Accounts prior to executing them; certain exceptions apply with respect to transactions that do not raise conflicts issues, e.g., the purchase or sale of a US government security or a mutual fund.
3.	You must not purchase or sell securities which the firm is considering purchasing or selling for clients prior to the time clients' orders are executed or the firm has decided against the contemplated transaction ("front running").
4.	Your purchases of individual securities are subject to a one-year holding period; additionally, you will not be able to sell the security thereafter while the security is being held in client accounts; certain trades may be permitted to allow staff to employ tax trading strategies.
5.	You cannot participate in initial public offerings.

     You should familiarize yourself with the instructions and procedures in Appendix C and fully comply with each of them.

H. Firm Review of Personal Transaction Reports

     The General Counsel or her designee will review the quarterly and annual holdings reports of staff to determine that any securities transactions have been entered into only after approval was given in accordance with these policies. The General Counsel will promptly report to the Board any material violations of the firm’s Personal Trading Policies and will report on all violations in the Annual Compliance Report to the Board. The Chief Financial Officer or another member of the board of managers will review the Personal Accounts of the General Counsel; in no case should a staff member review his or her own report. Forms of reports to obtain permission to execute a securities transaction, to report initial holdings, quarterly reporting forms and fourth quarter and annual reporting forms are in Appendix C.10

I. Record Keeping Requirements under the Code of Ethics

     Sanders Capital’s recordkeeping requirements under the Code of Ethics are outlined in detail in Section IX. The General Counsel is responsible for ensuring that every violation of the Code is documented as well as any action taken as a result of the violation. Other records that must be retained, as explained more fully in Section IX, include copies of the staff's securities holdings and trading reports.

J. Code of Ethics and Personal Trading Policy Sanctions

     Upon discovering a violation of this policy, the General Counsel may impose any sanctions as deemed appropriate, including disgorgement of profits, reversal of the trade or suspension of trading privileges. In severe cases of violations and in the case of repeated violations, the Board of Managers may suspend or terminate the employment of a staff member. For additional information on general sanctions for violation of the firm’s policies, refer to the Sanctions Policy.

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K. New and Annual Staff Acknowledgement11

     New staff members must acknowledge they have read, and understand and agree to comply with, this Code of Ethics and Personal Trading Policy. All staff members are required to acknowledge they have complied and will continue to comply with this Code of Ethics and

Personal Trading Policy annually in connection with the firm’s annual ethics code and compliance manual acknowledgement process.

Section 4. Investment Management

A. Trade Aggregation and Allocation12

     Sanders Capital strives to treat all clients in a fair and equitable manner over time. This is the basic principal underlying this aggregation and allocation policy.

     At any particular time, all outstanding orders for investment management accounts for the same security at the same limit are treated equally. When practical, client trades in the same security (including any security issued in an initial public offering ("IPO")) will be aggregated in a single order and allocated as follows:

1.	If the entire order is not filled by day-end, the firm will allocate shares executed to underlying accounts on a pro rata basis, adjusted if necessary to keep client transaction costs to a minimum and in accordance with specific account guidelines;
2.	If an order is filled at several prices through multiple trades with the same broker, an average price and commission will be used for all trades executed;
3.	All participants receiving securities from the aggregated trade will receive the average price; and
4.	Only trades executed within the trade on the single day may be combined for purposes of calculating the average price.
5.	Reasons for revising an initial allocation of a trade must be documented. Once an allocated security has been settled in a client’s account it cannot be reallocated to another client.

     It is expected that this trade aggregation and allocation policy will be applied consistently. However, if application of this policy results in unfair or inequitable treatment to some or all of our clients, we may deviate from this policy.

B. Trade Error Correction

     It is Sanders Capital’s policy to reasonably ensure that clients are made whole following a trade error. Specifically, when the firm causes a trade error to occur in a client's account that results in a loss, we will reimburse the client. If the trade error results in a gain, the client will

[11] Revised November 1, 2018
[12] Revised September 19, 2012; November 1, 2018